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SEC 1344          PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(07-03) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                    UNITED STATES                            OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION          --------------------------
                WASHINGTON, D.C. 20549                OMB Number:      3235-0058
                                                      Expires:  March 31, 2006
                     FORM 12b-25                      Estimated average burden
                                                      hours per response....2.50
             NOTIFICATION OF LATE FILING              --------------------------
                                                      SEC FILE NUMBER
                                                      --------------------------
                                                      CUSIP NUMBER
                                                      --------------------------

(Check One): /X/ Form 10-K / / Form 20-F / / Form 11-K / / Form 10-Q / / Form N-SAR / / Form N-CSR

For Period Ended: December 31, 2004
                 ------------------------
/  /  Transition Report on Form 10-K
/  /  Transition Report on Form 20-F
/  /  Transition Report on Form 11-K
/  /  Transition Report on Form 10-Q
/  /  Transition Report on Form N-SAR
For the Transition Period Ended:
                                --------------------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Equity Lifestyle Properties, Inc.
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Full Name of Registrant

Manufactured Home Communities, Inc.
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Former Name if Applicable

Two North Riverside Plaza, Suite 800
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Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60606
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Equity Lifestyle Properties, Inc. (the "Company") is seeking the extension in order to complete its audited financial statements for the year ended December 31, 2004. As previously disclosed by the Company in its Form 8-K dated March 4, 2005, on February 24, 2005, the Company received a comment letter from the Securities and Exchange Commission ("SEC") regarding certain of the Company's prior filings with the SEC. The Company is currently working through the issues raised by the SEC with its auditors. Accordingly, the Company is unable to file its Form 10-K in the prescribed period without unreasonable effort or expense. The Company will file its Form 10-K for the year ended December 31, 2004 no later than the close of business on March 31, 2005.

PART IV -- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

        Michael B. Berman               (312)              279-1496
-----------------------------------  -----------  ------------------------------
               (Name)                (Area Code)       (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).                                         Yes /X / No /  /

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            Yes /X / No /  /

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                       Equity Lifestyle Properties, Inc.
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                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  March 16, 2005                      By  /s/ Michael B. Berman
    ------------------------------------     -----------------------------------
                                             Michael B. Berman
                                             Vice President, Treasurer and
                                               Chief Financial Officer


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                            ATTACHMENT TO FORM 12B-25
                      OF EQUITY LIFESTYLE PROPERTIES, INC.


The potential impact on the Company's results of operations for the years ended December 31, 2003 and 2004 is described in the Company's Form 8-K dated March 4, 2005.